						EXHIBIT 12.1

ARGONAUT GROUP, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Nine months ended
	September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions, except ratios)

Earnings:
Income (loss) from continuing
operations before provision for
income taxes	$113.7	$53.8	$81.5	$60.7	$ 135.3	$ (21.1)	$ 3.3

Add:
Fixed charges	13.0	16.3	21.0	15.6	12.3	2.6	2.9
Total earnings (loss)	$ 126.7	$70.1	102.5	$76.3	$147.6	$ (18.5)	$ 6.2

Fixed charges
Interest expense, net	$ 10.0	$12.0	$15.0	$11.0	$8.4	$ -	$ -
Preferred stock dividends	1.4	2.7	3.4	3.8	2.8	-	-
Rental interest factor	1.6	1.6	2.6	2.1	2.1	2.2	2.7
Total fixed charges	$ 13.0	$16.3	$21.0	$16.9	$13.3	$ 2.2	$ 2.7

Ratio of earnings to fixed charges	9.7:1	4.3:1	4.9:1	4.5:1	11.1:1	(A)	2.3:1

(A) Earnings were inadequate to cover fixed charges by $21.1 million